MATTHEW MCMURDO, ESQ. Attorney-At-Law Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	16th Floor 28 West 44th Street New York, NY 10036

September 14, 2015

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Laura Nicholson
Effie Simpson Claire Erlanger Donald E. Field

Re:	Litera Group, Inc. Registration Statement on Form S-1 Filed August 10, 2015 File No. 333-206260

Dear Ms. Nicholson:

We are filing an Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) in response to your recent review letter addressed to Wade Gardner, Principal Executive Officer of Litera Group, Inc. (the “Company”), dated September 4, 2015 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Prospectus Cover Page

1. We note your disclosure in the first paragraph that the “Company will retain all proceeds received from these shares in this offering.” Please revise to clarify that you have not made any arrangements to place funds in an escrow, trust, or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K. For example, clarify that you will have access to any proceeds from this offering immediately, and may use such proceeds in your discretion.

We have revised the Prospectus Cover page to clarify that none of the proceeds will be held in escrow and may be used by the Company immediately upon receipt. We have also added a related Risk Factor.

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Prospectus Summary, page 5

2. Please revise your prospectus summary to state that your auditors have issued a going concern opinion on your audited financial statements. Please also revise to disclose the current rate at which you use funds in your operations, and the amount of time your present capital will last at this rate without additional capital.

We have revised the Prospectus Summary in the Registration in order you add disclosure regarding our auditor’s going concern opinion. We also added the current rate of the use of our funds and the time period the Company’s present capital will last.

Risk Factors, page 8

3. We note that Mr. Gardner will own 58% of the outstanding shares of your common stock if the offering is fully subscribed. Please add risk factor disclosure regarding any related risks that are material, including risks related to his controlling interest.

We have added the risk related to Mr. Gardner’s continued control of the common stock.

4. Please revise to include a risk factor discussing, if true, that your sole executive officer and director has no experience managing a public company.

We have added the requested risk to the Registration Statement because Mr. Gardner does not have prior experience managing a public company.

The Costs and Expenses of SEC Reporting and Compliance, page 11

5. Please revise to quantify the anticipated costs of being a public company on an annual basis.

We have added the anticipated annual costs of being a public company.

Plan of Operations, page 26

6. We note that your plan of operations contemplates the use of $75,000 over the next four quarters, and does not appear to address offering expenses. We also note that the Use of Proceeds section on page 15, assuming 100% funding, discloses net proceeds of $50,000 due to offering expenses of $25,000. Please reconcile your plan of operations and projected quarterly expenses with your disclosed net proceeds from this offering.

We have revised the Registration Statement in order to reconcile the Company’s plan of operations and projected expenses with the use of proceeds from this offering.

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Security Ownership of Certain Beneficial Owners and Management, page 32

7. We note the reference date of June 30, 2015. In subsequent amendments, please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

We have included the security ownership calculated as of September 14, 2015 and will continue to update in the additional amendments, if any.

Auditor’s Opinion, page F-3

8. We note from your audit report that you have audited the related statements of income, stockholders' equity and cash flows for the period ended June 30, 2015. Please revise by clearly identifying the period audited. Specifically, it appears that you have audited the statements of income, stockholders’ equity and cash flows for the period from inception (June 1, 2015) through June 30, 2015. Please revise accordingly. Refer to paragraph 25 of AU-C Section 700 and Rule 2-02 of Regulation S-X.

The Company’s auditor has revised its opinion to clarify that the period audited is from June 1, 2015 through June 30, 2015.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

By:	/s/ Matthew McMurdo, Esq.
Matthew McMurdo, Esq.

cc:	Wade Gardner, President
Litera Group, Inc.

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